UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CSI Compressco LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12637A103
(CUSIP Number)

Vincent C. Vertin
Chief Compliance Officer and Managing Partner
c/o Merced Capital, L.P.
701 Carlson Tower, Suite 1110
Minnetonka, MN 55305
952-476-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12637A103	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Merced Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,736,528 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,736,528 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,736,528 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1.	This amount includes 1,235,417 Common Units (as defined herein) held for the account of Merced Partners V, L.P. and (ii) 6,501,111 Common Units held for the account of Athilon Capital Corp. LLC.

CUSIP NO. 12637A103	Page 3 of 5 Pages
1	NAMES OF REPORTING PERSONS
Series E of Merced Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,736,528 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,736,528 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,736,528 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount includes 1,235,417 Common Units held for the account of Merced Partners V, L.P. and (ii) 6,501,111 Common Units held for the account of Athilon Capital Corp. LLC.

CUSIP NO. 12637A103	Page 4 of 5 Pages
EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, to amend and supplement the information previously reported in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on August 3, 2023 (together with this Amendment No. 1, the “Schedule 13D”) with respect to the Common Units Representing Limited Partnership Interests (“Common Units”) of CSI Compressco LP (the “Company” or the “Issuer”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The address of the principal office for each of the Reporting Persons is 701 Carlson Tower, Suite 1110, Minnetonka, MN 55305.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 19, 2023, the Company announced its entry into a definitive merger agreement (“Merger Agreement”) pursuant to which Kodiak Gas Services, Inc., a Delaware corporation (“Kodiak”), will acquire the Company through a series of mergers (the “Mergers”).

As a material inducement to Kodiak entering into the Merger Agreement, on December 19, 2023, Merced Capital, L.P. and certain other Common Unitholders who, together with Merced Capital, L.P., collectively own approximately 54% of the outstanding Common Units (the “Supporting Unitholders”) entered into separate Support and Lockup Agreements with the Issuer, its general partner, and Kodiak (the “Support Agreements” and, with respect to the Support and Lockup Agreement signed by Merced Capital, L.P., the “Merced Support Agreement”).

Pursuant to the terms of the Merced Support Agreement, Merced Capital, L.P. agreed to, among other things, promptly following the time when the registration statement on Form S-4 has been declared effective by the Commission under the Securities Act of 1933, as amended, and Merced Capital, L.P. has received from Kodiak a copy of the consent statement/prospectus included therein, execute and deliver a written consent covering all of Merced Capital, L.P.’s Common Units approving each of the matters for which the Company is soliciting consents of the holders of Common Units in accordance with the Merger Agreement pursuant to the consent statement/prospectus (the “Agreement to Deliver Written Consent”).  Merced Capital, L.P. also agreed that, for a period of 180 days from the closing of the Mergers, subject to certain exceptions, it would not transfer the shares of common stock of Kodiak that it receives in connection with the Mergers (the “Post-Closing Lock-Up”).  In order to secure the obligations set forth in the Merced Support Agreement, Merced Capital, L.P. appointed Kodiak with full power of substitution and re-substitution, as its true and lawful proxy and attorney-in-fact, only in the event that Merced Capital, L.P. does not comply with its obligation to deliver its written consents with respect to its Common Units within a specified period.

The foregoing description of the Merced Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merced Support Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3:	Merced Support Agreement, dated as of December 19, 2023 (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by the Company on December 19, 2023).

CUSIP NO. 12637A103	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MERCED CAPITAL, L.P.
By:	Series E of Merced Capital Partners, LLC, General Partner
By:	/s/ Vincent C. Vertin
Vincent C. Vertin
Title:	Member

SERIES E OF MERCED CAPITAL PARTNERS, LLC
By:	/s/ Vincent C. Vertin
Vincent C. Vertin
	Title:	Member

December 21, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)